EXHIBIT 99.1

Northern Dynasty: Alaska and 13 other states strongly oppose the EPA proposed veto of Pebble

October 4, 2022 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company" or “NDM”) advises that a compelling letter was submitted to the Environmental Protection Agency (“EPA”) by the State of Alaska, and a second letter signed by a total of 14 states, was submitted protesting against the EPA’s overreach with the revised Proposed Determination of the Pebble Project in Southwest Alaska.

The State of Alaska has submitted a strongly-worded letter to the EPA detailing its deep concerns about the EPA’s actions, for reasons including:

“It diminishes the importance of resource development to Alaska and its people. It also disregards the State’s ability to – and history of – ensuring protection of its own fishery resources through the State’s permitting system…Ensuring Alaska’s ability to develop its resources, was a key concern to the State and Congress during statehood negotiations…In the unlikely event of its validity, exercise of this veto would constitute a regulatory taking, for which compensation, in the billions, is due.”

The entire letter can be viewed at the following link : https://www.regulations.gov/comment/EPA-R10-OW-2022-0418-0814

Fourteen states (Alaska, Arkansas, Idaho, Indiana, Kansas, Kentucky, Louisiana, Montana, Nebraska, South Carolina, Texas, Utah, West Virginia, and Wyoming) submitted a letter in opposition to the EPA Region 10’s proposed determination, calling it an unprecedented abuse of its perceived authority and warning about its implications for the future. The strongly-worded letter noted that,

“If finalized…it would impose a blanket prohibition on all future, similar mining projects over a 309-square-mile area, which is 23 times the size of the proposed project footprint and comprises lands owned by the State of Alaska. This veto sets a dangerous precedent…effectively creating a 404(c) wild card, playable at whim to stop projects. Such a power introduces profound uncertainty into the 404 permitting process and, by extension, the investment climate; and undermines steps taken by Congress and President Biden to lessen our Nation’s mineral dependence on other countries, like China, in pursuit of a renewable energy economy of our own.”

The entire letter can be viewed at the following link https://www.regulations.gov/comment/EPA-R10-OW-2022-0418-0810

“If the EPA’s revised Proposed Determination is enacted, then no permit application can be submitted, by anyone, to mine in the 309-square mile area which encompasses the Pebble deposit, basically turning the world’s largest deposit of much needed copper, gold, silver, molybdenum and rhenium into yet another de facto park,” said Ronald Thiessen, Northern Dynasty President and CEO. “Alaska doesn’t need another park. It needs full-time jobs, improved living standards for its residents in southwestern Alaska, and tax revenues for the future benefit of its people. And the United States of America desperately needs a domestic supply of its own metal to successfully transition to a green economy. Further, this action by the EPA is in direct opposition to Alaska National Interest Lands Conservation Act (“ANILCA”) and effectively sterilizes Native Village Corporations lands in the area as well. This action by the EPA is bad for Alaska, bad for the region and bad for the country as the Final Pebble Environmental Impact Statement concluded development of Pebble is not a choice between mining or fishing, rather it’s a process which will allow Alaskans to benefit from both the mine and the fishery.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

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For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts, which address permitting, development and production for the Pebble Project are forward-looking statements. These include statements regarding (i) the timing of the appeal process and the ability to successfully appeal the negative Record of Decision (“ROD”) and secure the issuance of a positive ROD by the USACE, (ii) the political and public support for the permitting process, (iii) the ability of the Pebble Project to ultimately secure all required federal and state permits, (iv) future metals prices, including the price of copper, (v) the right-sizing and de-risking of the Pebble Project, (vi) the design and operating parameters for the Pebble Project mine plan, including projected capital and operating costs, (vii) exploration potential of the Pebble Project, (viii) future demand for copper and gold, (ix) the potential addition of partners in the Pebble Project, (x) if permitting is ultimately secured, the ability to demonstrate that the Pebble Project is commercially viable, (xi) the EPA’s Proposed Determination process under the Clean Water Act and the impact of this process on the ability of the Pebble Partnership to develop the Pebble Project, and (xi) the ability and timetable of NDM to develop the Pebble Project. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government and environmental permits, establish the commercial feasibility of the Pebble Project, achieve the required financing or develop the Pebble Project.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by NDM as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Assumptions used by NDM to develop forward-looking statements include the following assumptions, all of which are subject to risks (i) the Pebble Project will ultimately obtain all required environmental and other permits and all land use and other licenses, (ii) any feasibility studies prepared for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, and NDM will be successful in converting mineral resources to mineral reserves, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, (v) NDM will be able to secure the financing required to develop the Pebble Project, and (vi) any action taken by the EPA in connection with the Proposed Determination will ultimately not be successfully in restricting or prohibiting development of the Pebble Project.

The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) the current mine plan may not reflect the ultimate mine plan for the Pebble Project, (ii) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (iii) finalization of the mine plan for the Pebble Project, (iv) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (v) completion of all necessary engineering for mining and processing facilities, (vi) the ability of NDM to secure a partner for the development of the Pebble Project, and (vii) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19. Investors should also consider the risk factors identified in its Annual Information Form for the year ended December 31, 2021, as filed on SEDAR and included in the Company’s annual report on Form 40-F filed by the Company with the SEC on EDGAR, and the Company’s Management Discussion and Analysis for the year ended December 31, 2021, as filed on SEDAR and EDGAR, for a discussion of the risks that may impact our forward-looking statements.

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The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

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